

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Julie Wainwright
Chairperson and Chief Executive Officer
TheRealReal, Inc.
55 Francisco Street
Suite 600
San Francisco, CA 94133

      Re: TheRealReal, Inc.
         Draft Registration Statement on Form S-1
         Submitted April 8, 2019
         CIK No. 0001573221

Dear Ms. Wainwright:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed on April 8, 2019

Prospectus Summary, page 1

1. Clarify by what measure you are the "largest online marketplace for authenticated, consigned luxury goods."

Risk Factors, page 13

2. In your risk factor on page 28, please revise to disclose whether or not you are currently collecting sales taxes in local jurisdictions in which you do not have a physical presence and, if not, why not, in order to give readers a sense of the magnitude of this risk.

Management Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 49

3.   Here or in an appropriate section of your prospectus, please revise to disclose whether mobile sales generate a material portion of your GMV and, if so, disclose this amount.

4.   We note that you discuss your take rate and you state elsewhere that consignors can earn up to 80% and that the average commission rate is 65%. In an appropriate place in your prospectus, please provide the high and low ends of your consignment range(s) and elaborate upon how these rates are set and why they differ. Also, explain why your take rate has improved over time.

Use of Proceeds, page 49

5.   It appears that you have no specific plan for your use of proceeds. Please revise your disclosure to discuss the principal reasons for the offering.   Please refer to Item 504 of Regulation S-K.

Key Financial and Operating Metrics
GMV, page 55

6.   We note that 29.0% and 28.7% of GMV in 2017 and 2018 represented goods that were returned or the order cancelled. With a view to understanding, please explain to us why you chose to include such transactions in your calculation of GMV.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operating Metrics, page 55

7.   We note your presentation of gross merchandise value ("GMV"). To provide your investors with appropriate context in which to evaluate this metric, revise to provide the following additional disclosures:

- We note that you discuss and quantify GMV on several pages that precede your page 55 definition of GMV. Please ensure that you define GMV within close proximity to the earliest GMV references within your filing or provide an appropriate cross reference.
- Provide a more detailed explanation of your GMV calculation. For example, explain if it includes amounts paid for goods that you recognize as direct revenue in addition to amounts paid for sales of consigned goods.
- Explain how GMV relates to your current and future results of operations and disclose any known limitations with the use of this measure.

- Explain in sufficient detail how you determine the numerators and denominators when calculating your take rate percentage. In doing so, clarify if the numerator represents GAAP consignment revenue or some other measure and if the denominator is calculated net of returns and cancellations.

- In light of the Chanel lawsuit disclosed on page F-30, tell us your consideration of disclosing the percentage of GMV derived from the sale of Chanel goods. In this regard, we note you disclose on page 77 that Chanel is a top-selling luxury designer on your marketplace. Alternatively, tell us why this information would not be useful to investors.

Components of our Operating Results, page 56

8.   You refer to "marketplace" and "online markeplace" throughout your prospectus and it is not clear whether these references have different meanings. In order to understand where sales from your retail stores are reflected in GMV and Revenues, please clarify your references to "marketplace." If your references to "marketplace" include sales at your retail stores, please consistently revise to state as much and disclose the amount of revenues and GMV that are attributable to your retail stores, given your disclosure elsewhere about the "favorable performance" of your retail stores to date.

Results of Operations, page 57

9.   Tell us your consideration of quantifying, within MD&A and your financial statement footnotes, revenue by major product category and/or top-selling luxury designer. If you believe no revisions are necessary, tell us how you complied with the disclosure requirement of ASC 280-10-50-40.

10.   Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying those causes. For example, you indicate that the annual increase in consignment and service revenue was driven by an increase in GMV and an improvement in your take rate. Please explain in reasonable detail the reasons why your GMV and take rate increased. Also apply this comment to the remainder of your results of operations discussion, as necessary. See SEC Release No. 33-8350.

Liquidity and Capital Resources, page 60

11.   Given your disclosure on page 72, it appears that you intend to expand offline and open new physical retail locations. Please expand your liquidity and capital resources disclosures to discuss in further detail your expansion plans and the required capital, or range, which would be deemed necessary to meet these expansion plans. Please clarify the anticipated funding source(s) of these expansion plans. Refer to Item 303(a)(1)-(2) of Regulation S-K.

Critical Accounting Policies and Estimates
Revenue Recognition, page 62

12.   Your revenue recognition critical accounting policy discussion appears to represent a
        repetition of what you already disclose within your significant accounting policies
        footnote on page F-11. We remind you that such disclosure should supplement, not
        duplicate, the description of accounting policies that are already disclosed in the notes to
        the financial statements. The disclosure should provide greater insight into the quality and
        variability of information regarding financial condition and operating performance. While
        accounting policy notes in the financial statements generally describe the method used to
        apply an accounting principle, the discussion in MD&A should present a
        company's analysis of the uncertainties involved in applying a principle at a given time or
        the variability that is reasonably likely to result from its application over time. For
        example, consider expanding upon how management establishes the returns reserve and
        discuss the accuracy of prior estimates in relation to actual return experience. Refer to
        Section V of SEC Release 33-8350. Please revise your disclosures as appropriate.

Business
Our Product Assortment, page 77

13.   Please revise to quantify the volume of luxury goods you consign according to the
        categories you describe, as the chart does not clearly depict these volumes. Also, explain
        why you articulate this volume in terms of GMV rather than revenue, given that we
        presume the take rates for each category likely differ.

Executive Compensation
Annual Cash Bonus, page 90

14.   We note that you disclose the percentage of bonus awarded based on attainment of certain
        goals. Please revise to quantify the targets and the actual performance attained and used
        to determine each officer's payment under the cash bonus portion of executive
        compensation, consistent with Item 402(o)(5) of Regulation S-K, or tell us why you do
        not believe this disclosure is material.

Description of Capital Stock
Exclusive Forum, page 109

15.   We note that your forum selection provision identifies the Court of Chancery of the State
        of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district
        court for the District of Delaware) as the exclusive forum for certain litigation, including
        any "derivative action." We presume this provision applies to actions arising under the
        Securities Act, given your disclosure that nothing in your certificate of incorporation
        precludes such claims. Please revise to clearly state whether your exclusive forum
        provision will apply to actions arising under the Securities Act or Exchange Act. If so,

please also state that there is uncertainty as to whether a court would enforce such provision.

Direct Revenue, page F-11

16. Tell us whether you record an asset for the right to recover goods from your customers. Also tell us and disclose whether or not you take title to all returned items sold on a consignment basis. Please refer to ASC 606-10-55-23.

5. Balance Sheet Components
Other Accrued and Current Liabilities, page F-21

17. Based on your disclosure on page 55, sales returns appear material to your financial statements. Please tell us what consideration you gave to providing a roll-forward of your sales return reserve within your footnote or within Schedule II under Rules 5-04 and 12-09 of Regulation S-X.

General

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products